Filed by DigitalGlobe, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.
Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012 (the "Merger Agreement"), by and among DigitalGlobe, Inc. , 20/20 Acquisition Sub, Inc., WorldView, LLC, and GeoEye, Inc.  The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by DigitalGlobe, Inc. on July 23, 2012, and is incorporated by reference into this filing.

Team Member FAQ

•	What was announced today?

We announced that DigitalGlobe has reached an agreement with GeoEye to combine our companies to create a global leader in earth imagery and geospatial analysis with a more diversified revenue base, a superior financial foundation and significant growth potential.  Together we will create a more efficient, more diversified and more capable company better positioned to thrive in a time of unprecedented pressure on our nation’s defense budget.  The combined company will emerge as a transformative geospatial information business that is better suited to meet the needs to our customers and enable them to save time, money and lives.

•	Why is DigitalGlobe combining with GeoEye?

The DigitalGlobe Board of Directors and leadership team are always looking for ways to improve our business, and we believe the combination with GeoEye will accelerate our growth prospects, expand our international reach to help us achieve our vision and drive value for all our customers, shareowners and team members.

•	How will DigitalGlobe benefit from this combination?

This combination is a compelling strategic opportunity for DigitalGlobe as it will create a global leader in earth imagery and geospatial analysis with a more diversified revenue base, superior financial foundation and significant growth potential.  The combined company will conservatively have a pro forma 2012 revenue base of more than $600 million, after adjusting for the currently proposed U.S. government fiscal year 2013 EnhancedView funding plan.  As a result, the combined company would therefore have better revenue certainty, lower dependency on the U.S. government as a source of revenue, a higher percentage of commercial and international revenue, and be well positioned for future growth.  In addition, by bringing together the imagery collection, processing and analytic capabilities of both companies, we will be better able to serve a wide range of customer needs and compete in a high-growth and dynamic global market.

•	What are the terms of the agreement?

Under the terms of the agreement, GeoEye shareowners will have the right to elect to receive 1.137 shares of DigitalGlobe common stock and $4.10 in cash for each share of GeoEye stock they own, or 100% in stock, or 100% in cash, subject to proration depending upon the elections of GeoEye shareholders, with the amount of cash and stock subject to proration depending upon the elections of GeoEye shareholders, such that aggregate consideration mix reflects the ratio of 1.137 shares of DigitalGlobe common stock and $4.10 per share in cash.  Upon completion of the combination, DigitalGlobe shareowners are expected to own 64% and GeoEye shareowners are expected to own approximately 36% of the combined company.  The structure of the agreement will allow both DigitalGlobe and GeoEye shareowners to participate in the substantial value creation opportunity resulting from this combination.

•	What is required in order to close the combination and how long before it is completed?

The combination is expected to be completed in the fourth quarter of 2012 or the first quarter of 2013.  It is subject to the satisfaction of customary closing conditions, including the receipt of requisite regulatory approvals and approval from DigitalGlobe and GeoEye shareowners.  Until the combination closes, we will continue to operate as two independent companies as we do today.

•	Will this agreement impact DigitalGlobe team members?

This combination is about growth, driving innovation and building an even better company for the future.  We believe that as one company we will have a better growth profile, which will provide greater professional opportunities and stability for our team members.  However, as in any combination of this size, there will be some degree of overlap in job functionality.  In the coming months, our combination teams will be working to plan the combination, and we are committed to keeping you updated on important developments.  Should there be any changes in the future, we will communicate those to you at the appropriate time.

•	What are the plans to combine the two companies? How will staffing at various levels throughout the combined company be determined?

We are excited to be bringing together the world-class talent and experience of team members from both companies, which we believe will inspire a new wave of innovation.  We will approach this process the same way we approach all other aspects of our business – in accordance with our Purpose, Vision and Values.  We will carefully study the opportunities to combine these two great companies in a manner that builds on our collective past successes, and enables us to create a great organization going forward.

As in any combination of this size, we anticipate the combination process will require considerable time and the dedication of many team members from both DigitalGlobe and GeoEye.  While it is premature to discuss specifics now, our combination teams will work together as much as possible to ensure a smooth combination of our teams following the completion, and we are committed to keeping you updated on important developments.

•	Will there be any changes in team member benefits and compensation?

Many of the key decisions about how we will integrate DigitalGlobe and GeoEye have not yet been made; however, we will approach the process of bringing the two companies together in the same way we approach all other aspects of our business – in accordance with our Purpose, Vision and Values.

•	Will there be any layoffs as a result of the combination?

As we mentioned earlier, this combination is about growth, driving innovation and building an even better company for the future.  We believe that as one company we will have a better growth profile, which will provide greater professional opportunities and stability for our team members.

However, while this agreement is ultimately about growth, as in any combination of this size, there will be some overlap in job functions.  Importantly, we’ve only just announced the agreement and no decisions have been made at this time.  We will carefully study the opportunities to combine these two great companies in a manner that builds on our collective past successes, and enables us to create a great organization going forward.  We know that combinations can be difficult events for people to go through and we are committed to doing our best to help team members move through the combination in a positive manner and treating everyone fairly and with respect regarding any future employment decisions.

•	What will the combined company be called, where will it be headquartered and who will lead it?

The combined company will retain the DigitalGlobe name and will continue to be headquartered in Colorado.  We will also retain a large and important presence in Missouri and Virginia and maintain offices in other locations around the globe.  Jeff Tarr will serve as President and Chief Executive Officer of the combined company, and our Chairman General Howell Estes will serve as Chairman.  Matt O’Connell, Chief Executive Officer and President of GeoEye, is anticipated to assist the management of the combined company in an advisory capacity to help establish the foundation for what will be a dynamic and enduring company.

•	How will this combination affect our relationship with our customers?

In the interim, this announcement will have no impact on our customers or how we conduct business with them.  We should remain as focused as ever on their needs and continuing to provide the same world-class set of capabilities they expect from us.

After the close, combining our businesses will create a transformative company that marries world-class imagery collection, processing and analytic capabilities to build a dynamic geospatial information business better suited to meet the needs of our customers.  The combination will deliver extraordinary value to customers around the globe, and we will be able to provide a wider array of information and imagery products to help solve our customers’ most complex problems, enabling them to save time, money and lives.  For example, GeoEye will immediately add two satellites to our constellation, GeoEye-1 and IKONOS, and also brings complementary production and analytics services.

•	I read in the announcement that Cerberus Capital Management will be a shareholder of the combined company once it is completed. Who is Cerberus?

Cerberus Capital Management is a long-term, significant shareholder of GeoEye, and we look forward to an ongoing partnership with them following the completion of this combination.  We are pleased that Cerberus will be an investor in the combined company and appreciate their vote of confidence in our future prospects.

•	Should I, or can I, sell DigitalGlobe stock that I own or exercise DigitalGlobe stock options?

The Company is imposing a special trading blackout effective immediately.  Therefore, you may not trade in the Company’s securities until further notice.  If you have any questions, please contact Nick Claassen at nclaasse@digitalglobe.com or 303-684-1255.

•	Is it OK for me to trade GeoEye stock?

It would violate our company’s insider trading policy for any employee of DigitalGlobe to trade in GeoEye stock without prior approval from the General Counsel’s office given that we are under contract with GeoEye.

•	What should we say if we are contacted by media, financial community, or other third parties about the proposal?

It is important for us to speak with one voice, so consistent with company policy, please forward all investor calls to David Banks at dbanks@digitalglobe.com and all media calls to Rob Keosheyan at rkeoshey@digitalglobe.com.

•	Who can I contact if I have more questions?

As we move through this process, we will keep you informed on important developments, as appropriate.  If you have questions, please do not hesitate to reach out to anyone on the senior management team, and / or send your questions to dgfeedback@digitalglobe.com.

Additionally, we will be maintaining a FAQ on eGlobe, accessible from the home page at: https://eglobe/aboutdg/Pages/DGTeamNewsUpdates.aspx.  Please remember to log into the VDI to access this link.  We are committed to keeping you informed the best we can, and will be adding news and frequently asked questions as often as possible.

•	When can I expect information on next steps?

We plan to establish a consistent cadence of employee meetings to keep you updated on progress.  These meetings will be scheduled moving forward.  In addition, we will be updating information on the eGlobe regularly and will inform you when new information is available.  As always, please do not hesitate to reach out to anyone on the senior management team, and / or send your questions to dgfeedback@digitalglobe.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

DigitalGlobe Forward-Looking Statement
This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies' control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe’s and GeoEye’s reports filed with the Securities and Exchange Commission ("SEC"), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012, which are available on the SEC's Web site (www.sec.gov).  There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It
In connection with the proposed strategic combination, DigitalGlobe plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of DigitalGlobe and GeoEye that also constitutes a prospectus of each of DigitalGlobe and GeoEye.  DigitalGlobe and GeoEye will mail the joint proxy statement/prospectus to their respective stockholders.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE

BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC's Web site (www.sec.gov).  Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s Web site (www.digitalglobe.com) under the tab "Investors" and then under the heading "SEC Filings," or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.  Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s Web site (www.geoeye.com) under the tab "About Us – Investor Relations" and then under the heading "SEC Filings," or by directing a request to GeoEye, 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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